04019628

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-20061

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2003 (MM/DD/YY) AND ENDING 09/30/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Metzler Securities GmbH

OFFICIAL USE ONLY
11-07830
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18, Grosse Gallusstrasse
(No. and Street)

Frankfurt am Main (City) Germany (State) D-60311 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Klaus (+49-69) 2104-591
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young AG, Wirtschaftspruefungsgesellschaft
(Name – *if individual, state last, first, middle name*)

14, Eschersheimer Landstrasse (Address) Frankfurt am Main (City) Germany (State) D-60322 (Zip Code)

SEC MAIL PROCESSING RECEIVED NOV 29 2004 WASH. D.C. 181 SECTION

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROCESSED
DEC 10 2004
THOMSON FINANCIAL

OATH OR AFFIRMATION

I, Michael Klaus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Metzler Securities GmbH, as of September, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

November 22, 2004

Signature

Executive Officer

Title

Notary Public

DR. CHRISTOPH SCHÜCKING NOTAR IN FRANKFURT AM MAIN

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

We hereby represent that, to the best of our knowledge and belief, the financial statements and schedules contained in the audit report on the fiscal year ended September 30, 2004 are true and correct and complete.

METZLER SECURITIES GMBH

Jochen Diehl   Michael Klaus
Executive Officers

Subscribed and sworn to before me this 22nd day of November, 2004.

DR. CHRISTOPH SCHÜCKING NOTAR IN FRANKFURT AM MAIN

Notary Public

Notary

Report of Independent Auditors

The Board of Directors
Metzler Securities GmbH

We have audited the accompanying statement of financial condition of Metzler Securities GmbH (the "Company", a 100% subsidiary of B. Metzler seel. Sohn & Co. KGaA) as of September 30, 2004 and 2003, and the related statements of operations and comprehensive income (loss), changes in shareholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Metzler Securities GmbH as of September 30, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

November 22, 2004

Frankfurt am Main

Ernst & Young AG
Wirtschaftsprüfungsgesellschaft


ERNST & YOUNG AG
WIRTSCHAFTSPRÜFUNGSGESELLSCHAFT
WIRTSCHAFTS-
PRÜFUNGS-
GESELLSCHAFT
SIEGEL
STUTTGART
ZWEIGNIEDERLASSUNG FRANKFURT

Heist
Wirtschaftsprüfer

Sinning
Wirtschaftsprüferin

Metzler Securities GmbH

(a 100% subsidiary of B. Metzler seel. Sohn & Co. KGaA)

Statement of Financial Condition

	September 30, 2003	September 30, 2004
	USD $'000	**USD $'000**
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	64	122
Commission receivable	1	4
Investments:		
Available-for-sale securities	2,698	1,581
Non-marketable securities	7	7
Other current assets	274	240
Total Assets	3,044	1,954
LIABILITIES AND SHAREHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	65	80
Payable to affiliates	1,172	0
Total Current Liabilities	1,237	80
SHAREHOLDER'S EQUITY		
Common stock	3,366	3,366
Additional paid in capital	2,950	2,950
Retained deficit	(2,711)	(3,180)
Accumulated other comprehensive income (loss):		
Accumulated unrealized gains/(losses) on securities	(527)	0
Accumulated foreign currency translation gains (losses)	(1,271)	(1,262)
Total Shareholder's Equity	1,807	1,874
Total Liabilities and Shareholder's Equity	3,044	1,954

See accompanying notes to financial statements.

Metzler Securities GmbH

(a 100% subsidiary of B. Metzler seel. Sohn & Co. KGaA)

Statement of Operations and Comprehensive Income (Loss)

	Year Ended September 30, 2003 USD $'000	Year Ended September 30, 2004 USD $'000
Revenues		
Commissions	48	161
Interest and other income	146	47
Realized gains on securities	148	2
Total Revenues	**342**	**210**
Expenses		
Interest expense	36	2
Communications	21	1
Occupancy and equipment	12	0
Commission and clearance fees	3	23
Realized losses on securities	0	133
Other than temporary decline in market value of securities	0	362
Other operating expenses	183	154
Total Expenses	**255**	**675**
Income (loss) before income taxes	**87**	**(465)**
Income tax benefit (expense)	(1,498)	(4)
Net Income (Loss)	**(1,411)**	**(469)**
Other Comprehensive Income (Loss)		
Unrealized gains (losses) on securities, net	(70)	527
Foreign currency translation adjustment	2	9
Comprehensive Income (Loss)	**(1,479)**	**67**

See accompanying notes to financial statements.

Metzler Securities GmbH

(a 100% subsidiary of B. Metzler seel. Sohn & Co. KGaA)

Statement of Changes in Shareholder's Equity

Year ended September 30, 2004

	Common Stock	Paid in capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss): Accumulated unrealized gains (losses) on available-for-sale securities	Accumulated Other Comprehensive Income (Loss): Accumulated foreign currency translation adjustment	Total Shareholder's Equity
	US $'000	US $'000	US $'000	US $'000	US $'000	US $'000
Balance at October 1, 2002	3,366	2,950	(1,300)	(457)	(1,273)	3,286
Paid in capital						
Net income (loss)			(1,411)			(1,411)
Other comprehensive income (loss)				(70)	2	(68)
Balance at September 30, 2003	3,366	2,950	(2,711)	(527)	(1,271)	1,807
Balance at October 1, 2003	3,366	2,950	(2,711)	(527)	(1,271)	1,807
Net income (loss)			(469)			(469)
Other comprehensive income (loss)				527	9	536
Balance at September 30, 2004	3,366	2,950	(3,180)	0	(1,262)	1,874

See accompanying notes to financial statements

Metzler Securities GmbH
(a 100% subsidiary of B. Metzler seel. Sohn & Co. KGaA)
Statement of Cash Flows

	Year Ended September 30, 2003	Year Ended September 30, 2004
	USD $'000	USD $'000
Operating Activities		
Net income (loss)	(1,411)	(469)
Adjustments to reconcile net income (loss) to net cash provided by/ (used in) operating activities		
Changes in unrealized gains / losses on AfS securities	0	408
Deferred tax expense	1,498	0
Changes in operating assets and liabilities		
Commission receivable	5	(3)
Other assets	(19)	34
Payable to affiliates	329	(1,172)
Accounts payable	(307)	15
Net cash provided by (used in) operating activities	**95**	**(1,187)**
Investing Activities		
Cash flow from sales and maturities of available-for-sale investments	2,614	3,966
Cash flows from purchases of available-for-sale investments	(2,478)	(2,703)
Net cash used in investing activities	**(136)**	**1,263**
Financing Activities		
Increase in paid in capital	0	0
Net cash provided by financing activities	**0**	**0**
Effect of exchange rate differences on cash	1	(18)
Net increase (decrease) in cash and cash equivalents	**(40)**	**58**
Cash and cash equivalents at beginning of period	104	64
Cash and cash equivalents at end of period	64	122
Supplementary disclosures of cash flow information		
Income taxes paid	2	(4)
Interest paid	(36)	(3)

See accompanying notes to financial statements.

Metzler Securities GmbH
(a 100% subsidiary of B. Metzler seel. Sohn & Co. KGaA)

Notes to Financial Statements

1. Operations

Metzler Securities GmbH (the "Company") is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934 and has been a corporate member of the Philadelphia Stock Exchange Inc. since October 1974. The Company is a 100% subsidiary of B. Metzler seel. Sohn & Co. KGaA, Frankfurt, Germany (the "Parent"). It acts as a broker-dealer for United States or German institutional customers seeking to sell or purchase German, Dutch, Swiss or U.S. securities. These securities are listed in Germany, the Netherlands, Switzerland or the U.S. or traded in the German, Dutch, Swiss or the U.S. over-the-counter markets. The trades are settled on a payment against delivery basis. Accordingly, the Company does not hold cash or securities for the account of customers.

The Company has entered into separate clearing arrangements for its U.S. and German transactions.

The revenues in fiscal years 2003 and 2004 are derived from 4 customers. There were no new customers in the reporting periods.

The Company's head office is in Frankfurt am Main, Germany. Owing to the restructuring efforts, the New York City office was closed down at June 30, 2003 following the cessation of all non-German equity sales and trading operations in 2002. There were no longer any revenues from operations in fiscal years 2003 and 2004, respectively. In addition, no restructuring charges for the closure of the New York branch exist as of September 30, 2004.

Metzler Securities GmbH
(a 100% subsidiary of B. Metzler seel. Sohn & Co. KGaA)

Notes to Financial Statements

As a consequence of the restructuring efforts and the closure of its New York office, the Company now serves its US customers from the Frankfurt office. The number of trades executed for its US customers has increased significantly to 178 in fiscal year 2004, compared to only 37 in the prior year, while operating expenses have been durably reduced to a lower level. The Company's goal is to establish a profitable business in America by offering a range of services without being restricted by conflicts of interest that affect its competitors in the US financial services sector. The acquisition of new customers will be a success factor in the future. The Company's management is confident it can reach a break-even result for the fiscal year 2005 given a continuing recovery of the stock markets.

2. Accounting Policies and Procedures

Basis of presentation

The financial statements have been prepared on the basis of accounting principles generally accepted in the United States ("GAAP") and include the accounts of Metzler Securities GmbH.

Cash Equivalents

The Company defines cash equivalents as highly liquid deposits not held for sale in the ordinary course of business, which have a remaining maturity at balance sheet date of 30 days or less.

Metzler Securities GmbH
(a 100% subsidiary of B. Metzler seel. Sohn & Co. KGaA)

Notes to Financial Statements

Revenue Recognition

The Company acts as a broker-dealer in German, Dutch, Swiss and U.S. securities and recognizes revenue at the trade date. The Company only accepts institutional customers such as banks, brokers or other financial institutions.

Accruals

Provisions have been taken for all future expenses that in our most prudent estimation may occur.

Security Transactions

Proprietary security transactions are recorded on a trade-date basis. Securities are classified as available for sale and are recorded at fair value in the financial statements. Realized gains and losses are reflected in revenues in the period during which the disposal occurs.

Accounting for unrealized gains and losses in available-for-sale securities

Declines in the fair value of available-for-sale securities are classified as other-than-temporary when impairments persist for several periods and management does not expect market values to reach historical cost within the next fiscal year. The cost basis of the related security is then written down to its current fair value and a realized loss is recognized in current earnings.

Metzler Securities GmbH
(a 100% subsidiary of B. Metzler seel. Sohn & Co. KGaA)

Notes to Financial Statements

Foreign Currency Exchange Gains and Losses

The Company's functional currency is the Euro. Monetary assets and liabilities denominated in currencies other than the Euro are translated at exchange rates in effect at the balance sheet date. Revenues and expenses denominated in currencies other than the Euro are translated at the prevailing exchange rate at the transaction date, or at an average for the period. There are no material transaction gains or losses for the years ending September 30, 2004 and 2003.

Exchange Memberships

Exchange memberships are recorded at cost or, if an impairment in value has occurred, at a value that reflects management's estimate of the impairment.

Use of Estimates

The financial statements are prepared in conformity with US GAAP, which requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Metzler Securities GmbH
(a 100% subsidiary of B. Metzler seel. Sohn & Co. KGaA)

Notes to Financial Statements

3. Related Party Transactions

The Company executes purchases and sales of German, Dutch, Swiss and United States securities through the Parent and third parties. Included in "Commissions and clearance fees" are commissions and clearance fees paid to third parties for execution and settlement services of approximately $ 22,000 (2003: $ 3,000) for the year ended September 30, 2004.

All commissions and clearance fees in fiscal year 2004 were paid to Bankhaus Metzler for execution and settlement services based on a clearing agreement dated August 19, 2004. In 2003, no commissions and clearance fees were paid to related parties.

Other operating expenses include administration fees totaling $ 24,818 (2003: $ 22,268) to the Parent.

As of September 30, 2003, the Company had borrowed € 1,000,000 (totaling $ 1,165,200 at the balance sheet date) from Bankhaus Metzler, a related party, to repay its liability to Metzler North America, a related party. Borrowings under this facility are classified as payable to affiliates, have a fixed maturity date (October 31, 2003) and a fixed interest rate (2.5% p.a.) on a short-term basis. The Company paid off this liability as of October 31, 2003.

Metzler Securities GmbH
(a 100% subsidiary of B. Metzler seel. Sohn & Co. KGaA)

Notes to Financial Statements

4. Taxes

The Company uses the liability method required by Financial Accounting Standards Board Statement No. 109 ("SFAS" No. 109") "Accounting for Income Taxes".

Income tax expense (benefit) included in the statement of income for the years ended September 30, 2004 and 2003 consist of the following:

	Year Ended September 30, 2003 USD $'000	Year Ended September 30, 2004 USD $'000
Current income tax expense/(benefit)	0	4
Deferred income tax expense/(benefit)	1,498	0
Total expense/(benefit)	**1,498**	**4**

The Company had tax-relevant net operating losses (NOL's) of $ 2,791,000 at September 30, 2003, which do not currently expire under German tax laws. Due to the uncertainty regarding the realization of these NOL's related to the closure of the New York office and uncertainty of future income available to offset the NOL's the Company provided a valuation allowance of $ 1,498,000 for the year ended September 30, 2003.

The income tax expense for the year ended September 30, 2003 is greater than the expected expense computed at the federal statutory rate of 34% due primarily to the effects of permanent differences and the establishment of a valuation allowance in the current year.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Metzler Securities GmbH
(a 100% subsidiary of B. Metzler seel. Sohn & Co. KGaA)

Notes to Financial Statements

5. Investments

Investments are considered available for sale and are reported at fair value at each balance sheet date.

Due to the continuing impairment of the company's available-for-sale securities, unrealized losses on these securities can no longer be recognized as temporary. As of September 30, 2004, all unrealized losses accumulated in prior years and in the current year were reclassified as realized losses and the cost basis of the securities was reduced to the current fair values.

Aggregate cost, fair values and net unrealized holdings gains and losses by type of securities as of September 30, 2004 and as of September 30, 2003, respectively, are as follows:

September 30, 2004 (In USD $'000)	**Cost**	**Unrealized gain/loss**	**Estimated fair value**	**Changes in unrealized gain/loss**
US Government bonds	1,356	0	1,356	(6)
Other marketable securities	225	0	225	533
Non-marketable securities	7	0	7	0
Total	1,588	0	1,588	527

September 30, 2003 (In USD $'000)	**Cost**	**Unrealized gain/loss**	**Estimated fair value**	**Changes in unrealized gain/loss**
US Government bonds	2,506	6	2,512	(73)
Other marketable securities	719	(533)	186	3
Non-marketable securities	7	0	7	0
Total	3,232	(527)	2,705	(70)

Metzler Securities GmbH
(a 100% subsidiary of B. Metzler seel. Sohn & Co. KGaA)

Notes to Financial Statements

The estimated fair values of debts securities, by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty.

Available-for-sale:	
Due within one year	1,356
Due after one year through five years	0
Due after five years through ten years	0
Due after ten years	0

During the years ended September 30, 2004 and 2003, debt and marketable equity available-for-sale securities with a fair value at the date of sale of $ 16,106 and $ 4,290, respectively, were sold. Sales of available-for-sale securities resulted in net losses of $ 130,953 (2003: net gains of approximately $ 148,000) for the year ended September 30, 2004.

6. Foreign Currency Translation

The functional currency of the Company is the Euro, whereas for SEC requirements the reporting currency is the U.S. Dollar. The Company translates its financial statements and accounts for transactions denominated in foreign currency in accordance with Financial Accounting Standards Board Statement No. 52 ("SFAS No. 52") "Foreign Currency Translation". Revenue and expense figures have been translated using average exchange rates over the reported time periods. The Company's shareholder's equity is recorded at historical exchange rates. Assets and liabilities are translated at exchanges rates in effect at the balance sheet dates. The foreign currency translation adjustment results from the average exchange rate for transactions compared to the exchange rate used to translate assets and liabilities at September 30, 2004 and 2003.

Metzler Securities GmbH
(a 100% subsidiary of B. Metzler seel. Sohn & Co. KGaA)

Notes to Financial Statements

7. Shareholder's Equity

Metzler Securities GmbH is a corporation with limited liability under German law with 100% of its capital held by B. Metzler seel. Sohn & Co. KGaA (Parent), a privately held investment bank based in Frankfurt am Main, Germany.

8. Net Capital and Cash Reserve Requirements

The Company, as a registered broker-dealer in securities, is subject to the Uniform Net Capital Rule of the SEC. This rule prohibits the Company from engaging in any securities transactions whenever its aggregate indebtedness, as defined by regulations, exceeds 1500 % (fifteen times) its net capital, as defined by regulations. At September 30, 2004, the Company was required to maintain minimum net capital of the higher of $ 5,294, equaling 6 2/3 % of the total aggregate indebtedness, or $ 100,000. Aggregate indebtedness was $ 79,418 and regulatory net capital was $ 1,451,822 resulting in a ratio of approximately 5 %.

Advances to affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC and NASD.

Pursuant to the cash reserve requirements of SEC Rule 15c3-3, the Company may be required to deposit funds in a special reserve bank account for the exclusive benefit of customers. At September 30, 2003, the Company has been exempted from this rule.

9. Short-term Bank Loans

The Company has a line of credit with the Parent totaling approximately € 87,000 to finance short-term needs with an interest rate of 2.0% fixed until February 28, 2005.

Metzler Securities GmbH
(a 100% subsidiary of B. Metzler seel. Sohn & Co. KGaA)

Notes to Financial Statements

10. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

Customer trades are recorded on a settlement date basis. In the normal course of its business, the Company's customer activities involve the execution and settlement of various securities transactions. Should either the client or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. The Company and its Parent monitor the credit standing of counter-parties with whom they conduct business on a periodic basis in order to control the risks associated with these activities. Trades pending at September 30, 2004 were settled without adverse effect on the Company's financial statements, taken as a whole.

11. Insurance

Metzler Securities GmbH is a member of the Securities Investor Protection Corporation and carries Stock Broker's Blanket Bonds.

Supplemental Information

Metzler Securities GmbH
(a 100% subsidiary of B. Metzler seel. Sohn & Co. KGaA)

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

September 30, 2004

Total ownership equity		$ 1,874,212
Deduct ownership equity not allowable for net capital		-
Total ownership equity qualified for net capital		$ 1,874,212
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities		$ 1,874,212
Deductions and/or charges:		
Total nonallowable assets from Statement of Financial Condition*	$ 368,473	
Other deductions and/or charges	-	
Total deductions and/or charges		$ -368,473
Other additions and/or charges		-
Net capital before haircuts on securities positions		$ 1,505,739
Haircuts on securities:		
Contractual securities commitments	-	
Subordinated securities borrowings	-	
Trading and investment securities:		
Bankers' acceptances, certificates of deposit and commercial paper	-	
United States and Canadian government obligations	$ 20,199	
State and municipal government obligations	-	
Corporate obligations	-	
Stocks and warrants	$ 33,718	
Options	-	
Arbitrage	-	
Other securities	-	
Undue concentration	-	
Other	-	
Total haircuts on securities		$ (53,917)
Net Capital		$ 1,451,822

**See attached Statement of Assets Deemed Nonallowable in Computing Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission.*

Metzler Securities GmbH
(a 100% subsidiary of B. Metzler seel. Sohn & Co. KGaA)

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission (continued)

September 30, 2004

Computation of Basic Net Capital Requirement	
Minimum net capital required (based on Aggregate Indebtedness)	$ 5,294
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement	$ 100,000
Excess net capital	$ 1,351,822

Computation of Aggregate Indebtedness (AI)	
Total AI liabilities from Statement of Financial Condition	$ 79,418
Total Aggregate Indebtedness	$ 79,418
Percentage of Aggregate Indebtedness to net capital	5 %

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5:

The Company's unaudited filing reported excess net capital of $ 1,351,822, which equals the excess net capital reported above.

ERNST & YOUNG

Metzler Securities GmbH
(a subsidiary of B. Metzler seel. Sohn & Co. KGaA)

Statement of Assets Deemed Nonallowable in computing Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

September 30, 2004

Cash & cash equivalents	$ 121,816
Other current assets	$ 239,201
Securities owned and not readily marketable	$ 7,457
	$ 368,473

Metzler Securities GmbH

(a subsidiary of B. Metzler seel. Sohn & Co. KGaA)

STATEMENT REGARDING RULE 15C3-3

September 30, 2004

Pursuant to a letter from the National Association of Securities Dealers dated June 6, 1995, the Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.

ERNST & YOUNG

Independent Auditors' Supplementary Report on Internal Accounting Control Required by SEC Rule 17a-5

Independent Auditors' Supplementary Report on Internal Accounting Control Required by SEC Rule 17a-5

The Board of Directors
Metzler Securities GmbH

In planning and performing our audit of the financial statements and supplemental schedules of Metzler Securities GmbH, (a 100% subsidiary of B. Metzler seel. Sohn & Co. KGaA) for the year ended September 30, 2004, we considered its internal controls, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal controls.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, (the "SEC"), we have made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17(a)-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal controls would not necessarily disclose all matters of internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal controls, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2004 to meet the SEC's objectives.

This report is intended solely for the use of management, the National Association of Securities Dealers, Inc., the SEC and other regulatory agencies which rely on Rule 17a-5(g) of the Securities Exchange Act of 1934 and should not be used for any other purpose.

November 22, 2004

Frankfurt am Main

Ernst & Young AG
Wirtschaftsprüfungsgesellschaft

Heist	Sinning
Wirtschaftsprüfer	Wirtschaftsprüferin

[Translator's notes are in square brackets]

General Engagement Terms

for

Wirtschaftsprüfer and Wirtschaftsprüfungsgesellschaften

[German Public Auditors and Public Audit Firms]

as of January 1, 2002

This is an English translation of the German text, which is the sole authoritative version

1. Scope

(1) These engagement terms are applicable to contracts between Wirtschaftsprüfer [German Public Auditors] or Wirtschaftsprüfungsgesellschaften [German Public Audit Firms] (hereinafter collectively referred to as the "Wirtschaftsprüfer") and their clients for audits, consulting and other engagements to the extent that something else has not been expressly agreed to in writing or is not compulsory due to legal requirements.

(2) If, in an individual case, as an exception contractual relations have also been established between the Wirtschaftsprüfer and persons other than the client, the provisions of No. 9 below also apply to such third parties.

2. Scope and performance of the engagement

(1) Subject of the Wirtschaftsprüfer's engagement is the performance of agreed services – not a particular economic result. The engagement is performed in accordance with the Grundsätze ordnungsmäßiger Berufsausübung [Standards of Proper Professional Conduct]. The Wirtschaftsprüfer is entitled to use qualified persons to conduct the engagement.

(2) The application of foreign law requires – except for financial attestation engagements – an express written agreement.

(3) The engagement does not extend – to the extent it is not directed thereto – to an examination of the issue of whether the requirements of tax law or special regulations, such as, for example, laws on price controls, laws limiting competition and Bewirtschaftungsrecht [laws controlling certain aspects of specific business operations] were observed; the same applies to the determination as to whether subsidies, allowances or other benefits may be claimed. The performance of an engagement encompasses auditing procedures aimed at the detection of the defalcation of books and records and other irregularities only if during the conduct of audits grounds therefor arise or if this has been expressly agreed to in writing.

(4) If the legal position changes subsequent to the issuance of the final professional statement, the Wirtschaftsprüfer is not obliged to inform the client of changes or any consequences resulting therefrom.

3. The client's duty to inform

(1) The client must ensure that the Wirtschaftsprüfer – even without his special request – is provided, on a timely basis, with all supporting documents and records required for and is informed of all events and circumstances which may be significant to the performance of the engagement. This also applies to those supporting documents and records, events and circumstances which first become known during the Wirtschaftsprüfer's work.

(2) Upon the Wirtschaftsprüfer's request, the client must confirm in a written statement drafted by the Wirtschaftsprüfer that the supporting documents and records and the information and explanations provided are complete.

4. Ensuring independence

The client guarantees to refrain from everything which may endanger the independence of the Wirtschaftsprüfer's staff. This particularly applies to offers of employment and offers to undertake engagements on one's own account.

5. Reporting and verbal information

If the Wirtschaftsprüfer is required to present the results of his work in writing, only that written presentation is authoritative. For audit engagements the long-form report should be submitted in writing to the extent that nothing else has been agreed to. Verbal statements and information provided by the Wirtschaftsprüfer's staff beyond the engagement agreed to are never binding.

6. Protection of the Wirtschaftsprüfer's intellectual property

The client guarantees that expert opinions, organizational charts, drafts, sketches, schedules and calculations – expecially quantity and cost computations – prepared by the Wirtschaftsprüfer within the scope of the engagement will be used only for his own purposes.

7. Transmission of the Wirtschaftsprüfer's professional statement

(1) The transmission of a Wirtschaftsprüfer's professional statements (long-form reports, expert opinions and the like) to a third party requires the Wirtschaftsprüfer's written consent to the extent that the permission to transmit to a certain third party does not result from the engagement terms.

The Wirtschaftsprüfer is liable (within the limits of No. 9) towards third parties only if the prerequisites of the first sentence are given.

(2) The use of the Wirtschaftsprüfer's professional statements for promotional purposes is not permitted; an infringement entitles the Wirtschaftsprüfer to immediately cancel all engagements not yet conducted for the client.

8. Correction of deficiencies

(1) Where there are deficiencies, the client is entitled to subsequent fulfillment [of the contract]. The client may demand a reduction in fees or the cancellation of the contract only for the failure to subsequently fulfill [the contract]; if the engagement was awarded by a person carrying on a commercial business as part of that commercial business, a government-owned legal person under public law or a special government-owned fund under public law, the client may demand the cancellation of the contract only if the services rendered are of no interest to him due to the failure to subsequently fulfill [the contract]. No. 9 applies to the extent that claims for damages exist beyond this.

(2) The client must assert his claim for the correction of deficiencies in writing without delay. Claims pursuant to the first paragraph not arising from an intentional tort cease to be enforceable one year after the commencement of the statutory time limit for enforcement.

(3) Obvious deficiencies, such as typing and arithmetical errors and formelle Mängel [deficiencies associated with technicalities] contained in a Wirtschaftsprüfer's professional statements (long-form reports, expert opinions and the like) may be corrected – and also be applicable versus third parties – by the Wirtschaftsprüfer at any time. Errors which may call into question the conclusions contained in the Wirtschaftsprüfer's professional statements entitle the Wirtschaftsprüfer to withdraw – also versus third parties – such statements. In the cases noted the Wirtschaftsprüfer should first hear the client, if possible.

9. Liability

(1) The liability limitation of § ["Article"] 323 (2)["paragraph 2"] HGB ["Handelsgesetzbuch": German Commercial Code] applies to statutory audits required by law.

(2) Liability for negligence; An individual case of damages

If neither No. 1 is applicable nor a regulation exists in an individual case, pursuant to § 54a (1) no. 2 WPO ["Wirtschaftsprüferordnung": Law regulating the Profession of Wirtschaftsprüfer] the liability of the Wirtschaftsprüfer for claims of compensatory damages of any kind – except for damages resulting from injury to life, body or health – for an individual case of damages resulting from negligence is limited to € 4 million; this also applies if liability to a person other than the client should be established. An individual case of damages also exists in relation to a uniform damage arising from a number of breaches of duty. The individual case of damages encompasses all consequences from a breach of duty without taking into account whether the damages occurred in one year or in a number of successive years. In this case multiple acts or omissions of acts based on a similar source of error or on a source of error of an equivalent nature are deemed to be a uniform breach of duty if the matters in question are legally or economically connected to one another. In this event the claim against the Wirtschaftsprüfer is limited to € 5 million. The limitation to the fivefold of the minimum amount insured does not apply to compulsory audits required by law.

(3) Preclusive deadlines

A compensatory damages claim may only be lodged within a preclusive deadline of one year of the rightful claimant having become aware of the damage and of the event giving rise to the claim – at the very latest, however, within 5 years subsequent to the event giving rise to the claim. The claim expires if legal action is not taken within a six month deadline subsequent to the written refusal of acceptance of the indemnity and the client was informed of this consequence. The right to assert the bar of the preclusive deadline remains unaffected. Sentences 1 to 3 also apply to legally required audits with statutory liability limits.

10. Supplementary provisions for audit engagements

(1) A subsequent amendment or abridgement of the financial statements or management report audited by a Wirtschaftsprüfer and accompanied by an auditor's report requires the written consent of the Wirtschaftsprüfer even if these documents are not published. If the Wirtschaftsprüfer has not issued an auditor's report, a reference to the audit conducted by the Wirtschaftsprüfer in the management report or elsewhere specified for the general public is permitted only with the Wirtschaftsprüfer's written consent and using the wording authorized by him.

(2) If the Wirtschaftsprüfer revokes the auditor's report, it may no longer be used. If the client has already made use of the auditor's report, he must announce its revocation upon the Wirtschaftsprüfer's request.

(3) The client has a right to 5 copies of the long-form report. Additional copies will be charged for separately.

11. Supplementary provisions for assistance with tax matters

(1) When advising on an individual tax issue as well as when furnishing continuous tax advice, the Wirtschaftsprüfer is entitled to assume that the facts provided by the client – especially numerical disclosures – are correct and complete; this also applies to bookkeeping engagements. Nevertheless, he is obliged to inform the client of any errors he has discovered.

(2) The tax consulting engagement does not encompass procedures required to meet deadlines, unless the Wirtschaftsprüfer has explicitly accepted the engagement for this. In this event the client must provide the Wirtschaftsprüfer, on a timely basis, all supporting documents and records – especially tax assessments – material to meeting the deadlines, so that the Wirtschaftsprüfer has an appropriate time period available to work therewith.

(3) In the absence of other written agreements, continuous tax advice encompasses the following work during the contract period:

a) preparation of annual tax returns for income tax, corporation tax and business tax, as well as net worth tax returns on the basis of the annual financial statements and other schedules and evidence required for tax purposes to be submitted by the client
b) examination of tax assessments in relation to the taxes mentioned in (a)
c) negotiations with tax authorities in connection with the returns and assessments mentioned in (a) and (b)
d) participation in tax audits and evaluation of the results of tax audits with respect to the taxes mentioned in (a)
e) participation in Einspruchs- und Beschwerdeverfahren [appeals and complaint procedures] with respect to the taxes mentioned in (a).

In the afore-mentioned work the Wirtschaftsprüfer takes material published legal decisions and administrative interpretations into account.

(4) If the Wirtschaftsprüfer receives a fixed fee for continuous tax advice, in the absence of other written agreements the work mentioned under paragraph 3 (d) and (e) will be charged separately.

(5) Services with respect to special individual issues for income tax, corporate tax, business tax, valuation procedures for property and net worth taxation, and net worth tax as well as all issues in relation to sales tax, wages tax, other taxes and dues require a special engagement. This also applies to:

a) the treatment of nonrecurring tax matters, e. g. in the field of estate tax, capital transactions tax, real estate acquisition tax
b) participation and representation in proceedings before tax and administrative courts and in criminal proceedings with respect to taxes, and
c) the granting of advice and work with respect to expert opinions in connection with conversions of legal form, mergers, capital increases and reductions, financial reorganizations, admission and retirement of partners or shareholders, sale of a business, liquidations and the like.

(6) To the extent that the annual sales tax return is accepted as additional work, this does not include the review of any special accounting prerequisities nor of the issue as to whether all potential legal sales tax reductions have been claimed. No guarantee is assumed for the completeness of the supporting documents and records to validate the deduction of the input tax credit.

12. Confidentiality towards third parties and data security

(1) Pursuant to the law the Wirtschaftsprüfer is obliged to treat all facts that he comes to know in connection with his work as confidential, irrespective of whether these concern the client himself or his business associations, unless the client releases him from this obligation.

(2) The Wirtschaftsprüfer may only release long-form reports, expert opinions and other written statements on the results of his work to third parties with the consent of his client.

(3) The Wirtschaftsprüfer is entitled – within the purposes stipulated by the client – to process personal data entrusted to him or allow them to be processed by third parties.

13. Default of acceptance and lack of cooperation on the part of the client

If the client defaults in accepting the services offered by the Wirtschaftsprüfer or if the client does not provide the assistance incumbent on him pursuant to No. 3 or otherwise, the Wirtschaftsprüfer is entitled to cancel the contract immediately. The Wirtschaftsprüfer's right to compensation for additional expenses as well as for damages caused by the default or the lack of assistance is not affected, even if the Wirtschaftsprüfer does not exercise his right to cancel.

14. Remuneration

(1) In addition to his claims for fees or remuneration, the Wirtschaftsprüfer is entitled to reimbursement of his outlays: sales tax will be billed separately. He may claim appropriate advances for remuneration and reimbursement of outlays and make the rendering of his services dependent upon the complete satisfaction of his claims. Multiple clients awarding engagements are jointly and severally liable.

(2) Any set off against the Wirtschaftsprüfer's claims for remuneration and reimbursement of outlays is permitted only for undisputed claims or claims determined to be legally valid.

15. Retention and return of supporting documentation and records

(1) The Wirtschaftsprüfer retains, for seven years, the supporting documents and records in connection with the completion of the engagement – that had been provided to him and that he has prepared himself – as well as the correspondence with respect to the engagement.

(2) After the settlement of his claims arising from the engagement, the Wirtschaftsprüfer, upon the request of the client, must return all supporting documents and records obtained from him or for him by reason of his work on the engagement. This does not, however, apply to correspondence exchanged between the Wirtschaftsprüfer and his client and to any documents of which the client already has the original or a copy. The Wirtschaftsprüfer may prepare and retain copies or photocopies of supporting documents and records which he returns to the client.

16. Applicable law

Only German law applies to the engagement, its conduct and any claims arising therefrom.